FUTURE LOAN(S) AGREEMENT

THE PARTIES TO THIS AGREEMENT ARE:

The Lender: Mikhail Kats

The Company: Pinacle Enterprise, Inc.

Whereas the Lender agrees to lend funds to the Company when needed to help pay for its business expenses as outlined in its “Plan of Operations” in the S-1 filing.

The Parties agree to the following:

1.  The duration of this agreement is twelve months from the date of its execution.

2.  Company will use the funds on business expenses and to develop its business plan.

3.  Lender will lend up to $30,000. Lender may lend additional amount after the first $30,000 but is not required to do so.

4.  The loan(s) are non-interest bearing and payable upon demand after the twelve months period or when the Company’s financial position allows for repayment.

Signed at Ctunnersdorfer on this 5th day of December 2011.

/s/Michael Kats

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Lender

/s/Mikhail Kats

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Company signatory - President